SEC FILE #82-1852

02 SEP 20 AM 9:45

SUPPL

ATLAS · PACIFIC · LIMITED

ACN 009 220 053

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ATLAS PACIFIC LTD
ABN	32 009 220 053

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ALEXANDER M. KERR
Date of last notice	17 SEPTEMBER 2002

PROCESSED SEP 24 2002 THOMSON FINANCIAL

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	INDIRECT INTEREST
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	DEVELOPMENT ANALYSIS PTY LTD Director & Shareholder
Date of change	19 SEPTEMBER 2002
No. of securities held prior to change	693,551 Ordinary Shares 1,192,335 Options (Exercisable at 30 cents, expiring 14 October 2002)
Class	Ordinary Shares
Number acquired	100,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$30,000

dlw 9/23

6 Rous Head Road, North Fremantle, WA 6159 Australia • PO Box 291, North Fremantle, WA 6159, Australia
TELEPHONE (61) (8) 9336 7955 • FACSIMILE (61) (8) 9336 7966 • WEBSITE http://www.atlaspacific.com.au • EMAIL atlas@atlaspacific.com.au

No. of securities held after change	793,551 Ordinary Shares 1,092,335 Options (Exercisable at 30 cents, expiring 14 October 2002)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Conversion of options to shares

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change *Note: Details are only required for a contract in relation to which the interest has changed*	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

SIMON ADAMS
Company Secretary

19 September 2002

GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Exemption No. 82-4962

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel : 03-261 2288, 202 2288 Fax : 03-261 5304 Telex : MA 30022.

18 September 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX
FAX # 001-202-942-9525

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Recurrent Related Party Transaction of a revenue or trading nature for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc

Exemption No. 82-4962

Form Version 2.0

General Announcement

Reference No **CU-020903-41E0F**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

GENTING BERHAD ("GENTING" OR "THE COMPANY")

RECURRENT RELATED PARTY TRANSACTION OF A REVENUE OR TRADING NATURE

* **Contents :-**

1. INTRODUCTION

The Board of Directors of Genting wishes to announce that a subsidiary of the Company has entered into a recurrent related party transaction of a revenue or trading nature, which is necessary for its day-to-day operations with a related party of Genting ("Recurrent Transactions").

2. DETAILS OF THE RECURRENT TRANSACTION

Genting is principally an investment holding and management company, whilst the principal activities of its subsidiary companies include leisure and hospitality, gaming and entertainment businesses, plantations, property development and management, tours and travel related services, investments, manufacturing and trading in paper related products and oil and gas exploration activities. The principal activities of its associated companies include cruise related operations and the generation and supply of electric power.

Oakwood Sdn Bhd, a wholly-owned subsidiary of Genting and whose principal activities include property investment and management, in the ordinary course of business has entered into a recurrent related party transaction of a revenue or trading nature, which is necessary for the day-to-day operations with a related party of Genting. Such Recurrent Transaction is carried out on an arm's length basis and on commercial terms which are not more favourable to the related party than those generally available to the public and which will not be detrimental to the minority shareholders of the Company. The Recurrent Transaction is disclosed in the Tables attached.

3. FINANCIAL EFFECTS OF THE RECURRENT TRANSACTION

The Recurrent Transaction will not have any effect on the issued and paid-up share capital and substantial shareholders' shareholdings of Genting, and is not expected to have a material effect on the net tangible assets per share and earnings per share of the Genting Group.

4. **DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS**

The interests of the Directors of Genting who have interest in the Recurrent Transaction are set out in Table 1. Save as disclosed in Table 1 and as far as the Directors are aware, none of the other Directors or major shareholders of Genting or persons connected to them has any interest, direct or indirect, in the Recurrent Transaction.

5. **DIRECTORS' RECOMMENDATION**

The Directors, after due consideration of all aspects of the Recurrent Transaction, are of the opinion that the Recurrent Transaction is in the best interests of the Company.

6. **APPROVAL REQUIRED**

The Recurrent Transaction do not require the approval of shareholders.

Yours faithfully
GENTING BERHAD

Tan Wooi Meng
Group Company Secretary

Exemption No. 82-4962

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

[illegible]	[illegible]	Nature of relationship	[illegible]	[illegible]
Oakwood Sdn Bhd ("Oakwood") a wholly-owned subsdiary of Genting ("GB").	S.B. Properties Sdn Bhd ("SBP")	Tan Sri Lim Goh Tong • Chairman and Chief Executive, shareholder and share option holder of GB • Father-in-law of Dato' Tan Teong Hean, who is the Chief Executive Director and a substantial shareholder of Southern Bank Berhad, which owns 100% equity interest in SBP. Tan Sri Lim Kok Thay • Managing Director, shareholder and share option holder of GB • Brother-in-law of Dato' Tan Teong Hean	Rental of office space inclusive of service charges at Wisma Genting by SBP from Oakwood Extension of services connected to the rental of the office space as may be required by SBP	2,161.2 47.4